

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

September 8, 2006

Room 7010

David Lloyd
Executive Director, Finance
Corus Group plc
30 Millbank
London SW1P 4WY
United Kingdom

> **Re: Corus Group plc**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **File No. 001-10120**

Dear Mr. Lloyd:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Reports and Accounts and Form 20-F 2005

Presentation of Accounts and Accounting Policies

Disclosure controls and procedures, page 60

1. Tell us whether or not any significant changes were made to your internal controls which have materially affected, or are reasonable likely to materially affect, your internal control over financial reporting. Tell us what consideration you gave to providing this disclosure in accordance with Release No. 33-8238 "*Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.*"

V. Turnover

2.     We assume that you have considered all of the conditions in paragraph 14 of IAS 18 for recognizing revenue.  In this regard, we note that your current disclosure does not discuss all of the conditions required to be met in order to recognize revenue.  We also note that risks and rewards are transferred "generally" when customers have accepted delivery and control of goods.  Based on your use of the term "generally," please tell us if there are any instances when risks and rewards are transferred to the buyer other than at the time delivery is made and control is passed.  Tell us what consideration you gave to disclosing the facts and circumstances under which you recognize revenue other than at the time delivery is made and control is passed.

VI. Provisions

3.     Please clarify whether the amount you recognize for provisions related to rationalization and related measures, environmental remediation and legal claims take into consideration the time value of money.  Tell us what consideration you have given to providing such disclosure.  Also address the need to expand your tabular presentation in Note 25 to provide the disclosure required by paragraph 84(e) of IAS 37.

VI. Taxation

4.     We note that you offset deferred tax assets and liabilities to the extent that they are related to taxes levied by the same tax authority and they are in the same taxable entity, or a group of taxable entities where the tax losses of one entity are used to offset the taxable profits of another.  We assume that in accordance with paragraph 74(a) of IAS 12 you have the legally enforceable right to offset current tax assets against current tax liabilities.  Please confirm our assumption.  Tell us what consideration you have given to disclosing this requirement for offsetting your deferred taxes and liabilities.

XXII Inventories

5.     We note provisions are made to cover slow moving and obsolete items based on historical experience of utilization on a category-by-category basis.  Tell us what consideration you have given to clarifying the nature of these categories.  Based on the guidance set forth in paragraph 29 of IAS 29, we assume that these categories do not represent finished goods or all the inventories in a particular industry or geographical segment.  Please confirm our assumption.

XV (h) Derivative financial instruments and hedge accounting

6.     You disclose that your derivative financial instruments are employed as hedges.  Tell us the nature of your hedging relationships (i.e. fair value hedge, cash flow hedge and/or hedge of a net investment in a foreign operation).  Further tell us how each of these hedging relationships qualifies for hedge accounting under paragraph 88 of IAS 39. Tell

us what consideration you have given to providing this information as well as the disclosures required by paragraphs 22 through 24 of IFRS 7 in your financial statements.

7.      Your policy footnote states that you enter into derivative financial instruments to reduce risks which arise from exposure to interest rate fluctuations.  We note, however, that Note 23 does not show any detailed information regarding these derivative instruments.  Please tell us what consideration you gave to providing additional disclosures regarding these instruments.

8.      We also note that you separate derivatives embedded in other financial instruments or other host contracts and account for them as a derivative when their risks and characteristics of the embedded derivative are not closely related to its host contract and the host contract is not carried at fair value.  We assume that as required by paragraph 11(b) of IAS 39 that you only account for an embedded derivative separately if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.  Please confirm our assumption.  Tell us what consideration you have given to disclosing this requirement for separating embedded derivatives from the host contract.

XVII Property, plant and equipment

9.      We note that commissioning costs are written off to profit and loss as incurred.  Please tell us the nature of these costs and clarify why these costs are not elements of costs to be capitalized pursuant to IAS 16.   Tell us what consideration you have given to disclosing the nature of these costs.

XVIII Depreciation, amortisation and impairment of property, plant and equipment and other intangible assets

10.     We note when listing the useful life for property, plant and equipment, you list a useful life for investment property of 50 years however do not disclose investment property anywhere else in your document.  Tell us whether or not you hold any investment property and if so, how you considered IAS 40.

XXV IFRS transition exemptions and choices (c) Financial instruments

11.     Tell us what consideration you gave to disclosing the nature of the underlying UK GAAP accounting for your financial instruments held during 2004.  That is, how are financial instruments accounted for pursuant to UK GAAP?  Refer to paragraph 36A (b) of IFRS 1.  In addition, please tell us where you have provided the disclosures required by paragraph 36A(c) of IFRS 1.

Note 18.  Assets Held for Sale

12.     We note your disclosures in Note 40 – Post balance sheet events which indicates that
        you signed a letter of intent to sell your Aluminum rolled products and extrusions
        businesses to Aleris on March 16, 2006.  Given that you signed this letter of intent
        shortly after December 31, 2005, tell us how you determined that you did not meet the
        criteria set forth in paragraphs 7 and 8 of IFRS 5 prior to December 31, 2005 such that
        these businesses' assets should have been reflected as held for sale for of December 31,
        2005.

Note 20. Borrowings

13.     You indicate on page 50 that you have classified your convertible debenture loan and
        your convertible bond, both due in 2007, as short term borrowings following the
        conversion to IFRS.  Please identify for us the IFRS literature which supports this
        classification.

Note 29.  Reconciliation of movement in share capital and reserves (vi)

14.     Tell us the components of the 24 million related to the adoption of IAS 32 and 39.  Tell
        us what consideration you gave to separately identifying and quantifying the impact of
        the adoption of IAS 39 as it relates to your derivative financial instruments, hedging and
        your compound instruments.

Note 33. Contingencies

15.     We note your line items for guarantees on behalf of joint ventures.  Tell us how you
        considered the disclosure requirements in paragraphs 54 and 55 of IAS 31.

Note 38.  Disposals

16.     With regards to your sale of assets at the Mobile facility in January 2005, the sale of
        assets of Rafferty-Brown Steel in May 2005, the disposal of the Mannstaedt Werke
        operation and assets of Corus Perfo in December 2005, please clarify why these
        disposals have not been reflected as discontinued operations for the years ended
        December 31, 2005.  Tell us how you considered paragraphs 31 and 32 of IRFS 5.

Note 41.  Main subsidiaries and investments

17.     Tell us what consideration you gave to the appropriateness of disclosing the fact that
        PricewaterhouseCoopers LLP did not audit the accounts of certain of your joint ventures
        and associates.  In this regard, we note no reference to PricewaterhouseCoopers LLC
        reliance on other auditors in its Report of independent registered public accounting firm
        on page 91.

Note 42. Reconciliation of equity and profit under UK GAAP to IFRS

18.    Help us to understand how the 48 million increase in pension accruals to arrive at total equity under IFRS as of January 1, 2005 reconciles to the 14 million decrease in retained profit under UK GAAP to arrive at profit attributable to equity holder of the parent under IFRS.  In this regard, help us to understand what the disclosure in Note (d) is attempting to convey to readers.

Supplementary Information for North American Investors

19.    It is unclear to us whether the information presented in this section is part of your audited financial statements.  If so, please confirm that this information was subject to audit and specifically that it is covered by the audit report included in your Form 20-F for the year ended December 31, 2005.  In this regard, we note that you refer to the Supplementary information for North American investors in the fifth paragraph of your audit report but it not clear that this information is covered by the audit opinion because it is not presented within the notes to your financial statements.  If this information is not part of your audited financial statements, tell us how you have complied with the General Instruction E(c) and Item 17 of  Form 20-F.

20.    We note that you have presented discontinued operations for US GAAP purposes.  Tell us what assets or operations are included in this line item and how this presentation complies with SFAS 144. To the extent there is a difference in accounting between IFRS and US GAAP, tell us what consideration you have given to providing a discussion of US GAAP and IFRS differences to clarify the nature of these differences.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant